Mail Stop 7010

August 5, 2005

via U.S. mail and facsimile

Frederico Sada Gonzalez
President and Chief Executive Officer
Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Capestre
San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

	Re:	Vitro, S.A. de C.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed July 1, 2005
		File No. 1-10905

Dear Mr. Gonzalez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 4.  Information on the Company, page 18
1. We note your table on page 24 that details the products you provide by your reportable segments, which are further broken down by sub-categories. Based on the different products listed for each sub-categories and the MD&A results of operations discussion regarding the pricing pressures in the Mexican construction market and the North American automotive industry crisis, it is unclear what your operating segments are, whether you are aggregating operating segments into reportable segments in accordance with 17 of SFAS 131, and whether these products meet the aggregation criteria such as having similar products and having similar economic characteristics.
Furthermore,
it is unclear how glass containers are similar products to raw materials and machinery and molds. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.).
If you are aggregating operating segments to arrive at your three reportable segments, please provide us with a comprehensive analysis of each of the criteria required to be met for aggregation per paragraph 17 of SFAS 131. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments by reportable segment for each of the three years ended December 31, 2004 and the 6-month periods ended June 30, 2005 and 2004 to help us understand how these operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).
At a minimum, it appears to us that you should revise your filing in the future to provide information about products and services disclosures required by paragraph 37 of SFAS 131 (e.g., construction glass, automotive glass, glass containers, raw materials, machinery and molds, glassware, and metal flatware) within the footnotes to the consolidated financial statements.

Item 5.  Operating and Financial Review and Prospects, page 38

Results of Operations, page 41

2. You state on page 43 that a significant portion of your products in Mexico are generally determined with reference to U.S. dollar-based prices. We assume that the functional currency for both you and your customers is the Mexican peso. Accordingly, please tell us your consideration of whether the pricing provisions in the contracts with your customers represent embedded foreign currency derivatives.
See paragraphs 12 - 16 of SFAS No. 133.





Liquidity and Capital Resources, page 49

3. We note that on page 54, you state your 11 3/8% Vicap Notes are registered under the Securities Act, which were issued by Vicap (now known as SOFIVSA), your subsidiary, and guaranteed by you. As such, you are required to either provide the financial statements of the issuer of the guaranteed securities registered or provide the required disclosures if one of the exceptions to the general rule are met in accordance with Rule 3-10 of Regulation S-X. Please tell us whether you meet one of the exceptions to the general rule and provide us with the disclosure you intend to include in future filings, or amend your Form 20-F to provide the audited financial statements of the issuer of the guaranteed notes.

In addition, you are also required to include the ratio of earnings to fixed charges in your Form 20-F and include the calculation of the ratios as an exhibit. If the ratio under Mexican GAAP is materially different from the ratio that would be calculated in accordance with
US GAAP, then you are also required to show the ratio based on the figures resulting from the reconciliation to US GAAP. Refer to Item
503(d) of Regulation S-K for guidance. Please confirm to us that you will provide such information in future filings.

4. We note that on page 58 you state you did not meet some of your financial ratios in fiscal year 2004 and in fiscal years 2003 - 2002 you were required to obtain amendments and waivers for several of your debt agreements and instruments and one of your accounts receivable factoring programs. We further note on page 7 that you "expect not to meet certain of those financial ratios as of June 30,
2005," and will likely be required to seek additional amendments and waivers in the future. In addition, on page 116, you state, "...we are currently seeking amendments or waiver of covenants continued in certain of our credit facilities." Finally, we note that you have not classified the debentures with agreements containing financial covenants as current in your US GAAP financial statements. Please tell us what consideration you gave to SFAS 6, SFAS 78 and EITF 86-30 as to the classification of debt instruments that contain financial covenants you "expect not to meet" as of December 31, 2003 and 2004.

Tabular Disclosure of Contractual Obligations, page 62

5. In future filings, please revise your table of contractual obligations to include scheduled interest payments in your table, as you are highly leveraged and interest has a material impact on your cash flows. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Accounting Considerations, page 63

6. Please confirm to us that in future filings you will expand your critical accounting estimates section to provide the following information:
* Seniority Premiums and Pension Plans: State the impact of a plus or minus 1% change in the discount rate and expected rate of return on plan assets.
* Impairment of Long-Lived Assets: Identify material events or circumstances that indicate the carrying amounts may not be recoverable.

Item 15.  Controls and Procedures, page 116

7. We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us and revise your disclosure in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4. of Management`s Reports on Internal Control Over
Financial Reporting and Certification of Disclosure in Exchange
Act
Periodic Reports, SEC Release No. 33-8238.

8. We note that you have included a discussion of the limitations of all control systems in your Item 15 disclosure. Specifically, you state, "[t]he design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, even when we are continuously evaluating and updating, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate." Please confirm to us that you will remove such statement from future filings, as this does not appear to be a limitation of an entity`s internal control system per AU Section 319.16-.24, as referenced by
SEC Release No. 33-8238.

9. We note that your chief executive officer, chief administrative officer, and chief financial officer concluded your disclosure controls and procedures "...were effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.
Please confirm to us and revise in future filings

your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Report of Independent Registered Public Accounting Firm, page F-1

10. In future filings, please include an opinion from your
registered
public accounting firms that discloses the city and country from which the audit report has been issued. In addition, please tell us why the audit report for both Empresas Comegua, S.A. and Vitro
Flex,
S.A. de C.V. appear to be issued from the same location, even though
Empresas Comegua appears to be based in Guatemala, whereas Vitro
Flex
appears to be based in Mexico.   Please refer to paragraph V.K. of
the International Reporting and Disclosure Issues in the Division of
Corporation Finance at www.sec.gov.

2.  Basis of presentation and principles of consolidation, page F-
9

b)  Consolidated subsidiaries

11. We note that on page 8 you state, "[c]ertain of our joint venture agreements require the consent of all joint venture participants for certain significant operating and management decisions, including the payment of dividends." Please specify for us the nature of the rights held by these minority interests. In addition, please explain, in detail, your evaluation of whether such rights represent substantive participating veto or approval rights under US GAAP pursuant to EITF 96-16, as it is unclear from your stated policy whether the joint ventures with these agreements are consolidated or accounted for under the equity method for US GAAP purposes.

Further, please clarify for us, if material, the basis for your consolidation of entities in which you do not hold more than 50%, such as Empresas Comegua S.A. and Vitro AFG S.A., under Mexican
GAAP
and US GAAP.

12. We note that Vitromatic, S.A. de C.V. was audited by public accounting firms other than your principal auditor until December 31,
2003. We further note that Vitromatic was not sold until July 3, 2002. As such, please tell us why you did not include the report of
Vitromatic`s auditors in this filing.

5.  Trade receivables, page F-15

13. We note that you consider your accounts receivable securitization arrangements to have a significant impact to your financial condition; however, it does not appear that you have provided the required disclosures per SFAS 140. In addition, it is also unclear whether you meet the requirements per paragraph 9 of SFAS 140 to account for these transactions as sales under US GAAP. As such, please explain your consideration of each of the three criteria for sale treatment discussed in paragraph 9 of SFAS 140. In addition, provide us with the disclosure you intend to include in future filings that addresses the applicable disclosure items in accordance with paragraph 17 of SFAS 140.

15.  Other expenses, net, page F-27

14. We note that you have incurred restructuring charges that appear to be material to your consolidated statements of operations; however, you have not provided the disclosures required by SFAS 146.
Please provide us with the disclosures you intend to include in future filings in accordance with paragraph 20 of SFAS 146, or tell us why you do not believe such disclosures are required. In addition, please tell us how you account for restructuring activities under Mexican GAAP, in comparison to the accounting required by SFAS
No. 146. Further, please tell us where you classify these charges on your consolidated statement of operations under US GAAP. If you exclude these charges from operating income under US GAAP, please tell us your basis for doing so. If you include these charges in operating income under US GAAP, please state this fact in your description of differences.

15. Please clarify whether the line "write-off and loss from sale of assts" includes impairment charges in each of the years presented. If so, please tell us how you identify impaired assets under US GAAP.
Under Mexican GAAP, you state on page F-12 that you recognize impairment when the carrying amounts exceed the greater of the present value of discounted future net cash flows or the net selling price upon disposal. However, this method differs from US GAAP, which requires that impairment be recognized when the carrying value exceeds the undiscounted cash flows associated with the asset. Please tell us your consideration of SFAS No. 144 in identifying impaired assets under US GAAP. In addition, please tell us where you classify these charges on your consolidated statement of operations under US GAAP. If you exclude these charges from operating income under US GAAP, please tell us your basis for doing so. If you include these charges in operating income under US GAAP, please state this fact in your description of differences.




17. Income tax, asset tax and workers` profit sharing, page F-27

16. Please explain to us why you believe that Ps. 2,675 of your tax loss carryforwards and Ps. 431 of your asset tax credit carryforwards will be realized, given that (1) you have had cumulative losses in recent years and (2) the majority of these carryforwards expire in 2008, whereas, we would assume, that the majority of your deferred tax liabilities will reverse after 2008. As part of your response, please tell us your consideration of paragraphs 21 -2 4 of SFAS No.
109.

17. In note 13.e, you state that your stockholders` equity will be subject to income tax at the tax rate in effect when a dividend is distributed. Please tell us how you account for these taxes and your basis for such accounting under US GAAP. For example, please clarify for us whether you recognize deferred taxes each period for the changes in the taxable portions of your distributable stockholders` equity.

18.  Business dispositions, page F-29

18. We note from your disclosures within the business section and note 18 to your consolidated financial statements that you have disposed of certain consolidated entities for which you are not presenting as discontinued operations in your consolidated financial statements prepared in accordance with Mexican GAAP and US GAAP. Please tell us the following information regarding these disposals:
* Please provide us with a list of all entities that were disposed of during the periods presented and were consolidated under Mexican GAAP and/or US GAAP.
* Please tell us the amount of gain or loss on disposal recognized for each entity.
* Please tell us whether those consolidated subsidiaries would be considered a component of the company in accordance with SFAS 144. If not, please tell us why you believe the consolidated entity was not a component of your company.
* Please tell us which line item the gains/(losses) on the sale of long-lived assets not required to be presented as discontinued operations are captured on the consolidated statements of operations prepared in accordance with US GAAP. Refer to paragraph 45 of SFAS
144 for guidance.
* Please confirm to us that in future filings, you will provide the disclosures required by paragraph 47.d. of SFAS 144.

22.  Differences between accounting principles in Mexico and in the
United States of America, page F-33
19. In future filings, if material, please revise your
reconciliation
of net loss and stockholders` equity under Mexican GAAP to US GAAP to
breakout the reconciling adjustments that impact several line items
into separate reconciling items, rather than grouping them into one.
For example, please separately present monetary gain from deferred income tax and workers` profit sharing. Similarly, we assume that your capitalized interest reconciling item of Ps. 44 in 2004 reflects the
capitalization of interest, whereas the reconciling item of (Ps.
8)
in 2003 and (Ps. 7) in 2002 reflects the additional depreciation under US GAAP. If so, please separately present the effect of capitalization of interest from the effect of depreciating the higher book values under US GAAP.

f)  Goodwill and other intangible assets, page F-37

20. We note that your market capitalization as of December 31,
2004
is significantly less than total stockholders` equity in accordance with US GAAP, which is an indicator that your goodwill is impaired.
We note that you have recorded a small impairment charge when compared to the difference between your market capitalization and total stockholders` equity. We further note that you have assigned your goodwill balance to your flat glass reportable segment. Please tell us with a view toward future disclosure at what level you are testing your goodwill balance for impairment for US GAAP purposes. Furthermore, please clarify for us and your disclosure in future filings what you mean by the statement, "...tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value." It is not clear from this statement that you are following the two step goodwill impairment test prescribed in paragraphs 19-22 of SFAS 142.

k) Other differences and supplemental U.S.  GAAP disclosures, page
F-
39

21. We note that you have operations in foreign countries where we would expect the functional currency to be other than that of the Mexican peso. However, you do not appear to have recognized any foreign currency cumulative translation adjustment in comprehensive income. Please advise.

22. We note on page F-44 that, as of December 31, 2003, Ps. 3,587 and, as of December 31, 2004, Ps. 2,607 of your consolidated subsidiaries` retained earnings is restricted. Please tell us your consideration of the disclosure requirements in schedule I of Rule 5-
04 of Regulation S-X.

l) Comparative consolidated financial statements - U.S. GAAP, page
F-
46

23. Please tell us the nature of the items comprising other income
(loss), net in your US GAAP consolidated statement of operations.
Please also tell us your basis for excluding these items from operating income.

24. Please tell us what the long-term receivables line in the investing section of your US GAAP statement of cash flows relates to.
If this line relates to your receivables securitization program, citing relevant literature, please tell us your basis for classifying changes as investing activities.

Consolidated Statements of Cash Flows U.S. GAAP Basis, page F-49

25. In future filings, please remove the two subtotals you have included in the operating activities section of your consolidated statements of cash flows, as this subtotal appears to be a non-GAAP measure since it is not contemplated by SFAS 95. The only total presented in this section should be "cash provided by operating activities."

Exhibits

26. In future filings, please disclose as an exhibit or note to your
financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. At a minimum, we would expect this schedule to include your valuation allowances related to accounts receivable and deferred tax assets. Your filing should include an opinion from your independent accountants covering this schedule.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Frederico Sada Gonzalez
Vitro, S.A. de C.V.
August 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE